

101 Arch Street
Suite 610
Boston, MA 02110

141 W Jackson Blvd,
Suite 280
Chicago, IL 60604

June 30, 2023

Via Electronic Submission

Ms. Molly Kim
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Exchange LLC
Amendment No. 67 to Form l

Dear Ms. Kim:

Enclosed for filing is Amendment No. 67 to Form 1 (the "Amendment"). The Amendment includes an updated execution page and the complete Exhibits D, I, K, M and N pursuant to Exchange Act Rule 6a-2(b).[1]

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 67.

This Amendment No. 67 has been signed electronically and is being filed without notarization based upon relief from Commission staff and difficulties arising from COVID-19.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Alanna Barton
General Counsel

cc: Johnna Dumler
Glen R. Openshaw, Esq.

Enclosures

[1] 17 C.F.R. § 240.6a-2(b).

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 6/30/2023	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BOX Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110

   23007756
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2239 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Alanna Barton (Name) General Counsel (Title) 617-235-2239 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 8/26/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 6/30/2023 (MM/DD/YY) BOX Exchange LLC (Name of applicant)

By: [signature] (Signature) Alanna Barton, General Counsel (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.


BOX
SM
EXCHANGE

BOX EXCHANGE LLC

AMENDMENT No. 67
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 67. The Form 1 application is not being modified in any respect other than to the extent set forth below.


BOX
EXCHANGE

Amendment to:

Exhibit D

Request:
For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Exhibit D is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit D as set forth below.

Response:

2022 financial information is provided for the entities set forth below. Financial information for the Exchange is included in Exhibit I. Financial information for Foreign Indirect Affiliates, as defined in Exhibit C, is not included.

1. Exhibit D-1, BOX Holdings Group LLC
2. Exhibit D-2, BOX Options Market LLC
3. Exhibit D-3, BOX Technology LLC
4. Exhibit D-4, TMX Group Limited
5. Exhibit D-5, Bourse de Montréal Inc.
6. Exhibit D-6, MX US 1, Inc.
7. Exhibit D-7, MX US 2 LLC


BOX
SM
EXCHANGE

Exhibit D-1 – BOX Holdings Group LLC

BOX HOLDINGS GROUP LLC

STAND-ALONE STATEMENT OF INCOME & EXPENSE

For the 12 Months Ended December 31, 2022

Draft - Unaudited

		12 Months Ended Dec. 31, 2022
REVENUES	**$**	**-**
OPERATING EXPENSES		
Professional Services		820,234
Office Related		30,907
Other		-
TOTAL OPERATING EXPENSES		**851,141**
NET INCOME / (LOSS)	**$**	**(851,141)**

BOX HOLDINGS GROUP LLC

STAND-ALONE STATEMENT OF FINANCIAL POSITION

As of December 31, 2022

Draft - Unaudited

ASSETS		Balance as of Dec. 31, 2022
Current Assets		
Cash & cash equivalents	$	170,695
Accounts receivable, net		1,762,616
Other current assets		-
Total Current Assets	**$**	**1,933,311**
Property, Plant & Equipment (net)		-
TOTAL ASSETS	**$**	**1,933,311**
LIABILITIES		
Current Liabilities		
Accounts payable	$	827,329
Accrued expenses		182,067
Other current liabilities		-
Total Current Liabilities	**$**	**1,009,396**
Noncurrent Liabilities	**$**	**-**
TOTAL LIABILITIES	**$**	**1,009,396**
TOTAL MEMBERS' EQUITY	**$**	**923,915**
TOTAL LIABILITIES + MEMBERS' EQUITY	**$**	**1,933,311**


BOX
SM
EXCHANGE

Exhibit D-2 – BOX Options Market LLC

BOX Options Market LLC

Financial Statements
Year Ended December 31, 2022

(with Independent Auditors' Report Thereon)

BOX Options Market LLC

Contents



KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Independent Auditors' Report

The Board of Directors
Box Options Market LLC:

Opinion

We have audited the financial statements of Box Options Market LLC (the Company), which comprise the balance sheet as of December 31, 2022, and the related statements of income, member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Company operates an equity options market (the Options Market), whose principal business is providing a marketplace for participants to trade options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds (ETFs). The Company provides this marketplace through a proprietary electronic trading system as well as a physical trading floor. Our audit procedures solely relate to the financial statements of the Company and do not include tests to evaluate the design or operating effectiveness of the controls over the Options Market or its electronic trading system. Accordingly, we provide no level of assurance with respect to the Options Market, its trading system or the transactions conducted through the Options Market. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our



opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Boston, Massachusetts
June 2, 2023

BOX Options Market LLC

Balance Sheet

(*in thousands of U.S. dollars*)

December 31, 2022

Assets		
Current Assets:		
Cash and cash equivalents	$	51,874
Accounts receivable, net of allowance of $0		17,808
Other current assets		877
Total Current Assets		70,559
Right of use asset – operating leases, net		3,994
Computer equipment, software and leasehold improvements, net		6,588
Total Assets	$	81,141
Liabilities and Member's Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$	2,226
Payable to related parties		538
Operating lease liability – current		468
Total Current Liabilities		3,232
Long-term Liabilities:		
Operating lease liability – long-term		4,108
Total Liabilities		7,340
Total Member's Equity		73,801
Total Liabilities and Member's Equity	$	81,141

See accompanying notes to financial statements.

BOX Options Market LLC

Statement of Income

(*in thousands of U.S. dollars*)

Year ended December 31, 2022		
Revenues:		
Transaction fees	$	73,901
Non-Transaction fees		11,359
Options Price Reporting Authority (OPRA) income		3,672
Total Revenues		88,932
Operating Expenses:		
Technical and operational		3,255
External IT services		3,879
Compensation and benefits		5,106
Professional services		3,946
Settlement expense		10,702
Depreciation and amortization		2,672
Facility costs		733
Other		508
Total Operating Expenses		30,801
Operating Income		58,131
Non-Operating Income:		
Interest Income		348
Net Income	$	58,479

See accompanying notes to financial statements.

BOX Options Market LLC

Statement of Member's Equity

(*in thousands of U.S. dollars*)

Year ended December 31, 2022

	Total Member's Equity
Balance, December 31, 2021	$ 55,683
Net income	58,479
Distributions	(40,361)
Balance, December 31, 2022	$ 73,801

See accompanying notes to financial statements.

BOX Options Market LLC

Statement of Cash Flows

(*in thousands of U.S. dollars*)

Year ended December 31, 2022	
Cash Provided by Operating Activities:	
Net income	$ 58,479
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,672
Non-cash lease expense	429
Changes in operating assets and liabilities:	
Increase in accounts receivable	(8,239)
Decrease in other current assets	30
Decrease in accounts payable and accrued expenses	(16,626)
Decrease in operating lease liability	(383)
Net cash provided by operating activities	36,362
Cash Used in Investing Activities:	
Purchase of computer equipment, software and leasehold improvements	(3,596)
Net cash used in investing activities	(3,596)
Cash Used in Financing Activities:	
Dividend distributions	(40,361)
Net cash used in financing activities	(40,361)
Net Decrease in Cash and cash equivalents	(7,595)
Cash and cash equivalents, beginning of year	59,469
Cash and cash equivalents, end of year	$ 51,874

See accompanying notes to financial statements.

1. Nature of Operations

BOX Options Market LLC ("BOX Market" or the "Company") is a Delaware limited liability company which was formed in connection with the May 2012 reorganization (the "Reorganization") of Boston Options Exchange Group LLC. The Company is headquartered in Boston, MA and has another office in Chicago, IL.

The Company operates an equity options market whose principal business is providing a marketplace for “Participants” to trade options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds ("ETFs"). The Company’s trading platform is built on a proprietary software (“SOLA”) and includes an electronic trading system as well as a physical trading floor. The Company is regulated by BOX Exchange LLC, a recognized national securities exchange registered with the U.S. Securities and Exchange Commission ("SEC"). “Participants” are defined as institutions registered with BOX Exchange LLC that are allowed direct access to the Company’s trading platform.

The Company is a wholly owned subsidiary of BOX Holdings Group LLC ("BOX Holdings"). Substantial equity members of BOX Holdings include MX US 2, Inc. (a subsidiary of TMX Group Limited (“TMX”)) as well as affiliates of Interactive Brokers Group LLC ("IB"), Citadel Derivatives Group, LLC (“Citadel”) and others.

2. Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Significant areas of judgment include the determination of the useful lives of depreciable assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash includes amounts on deposit with banks. Cash equivalents includes investments in liquid money market funds and certain short-term (less than 3 months) Treasury Securities. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

Accounts Receivable, Net

Accounts receivable consist primarily of revenues from Transaction fees, Non-Transaction fees as well as the Company's share of distributable revenue receivable from the Options Price Reporting Authority ("OPRA"). These balances are due to the Company by BOX Exchange LLC under the terms of the “Facility Agreement” (Refer to Footnote 7). Additionally, there are certain expenses that are paid by the Company that are collectible from BOX Exchange (Refer to Footnote 8).

(*in thousands of U.S. dollars,*)

Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with each customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate. As of December 31, 2022 the allowance for doubtful accounts was $0, and the provision for bad debts for the year ended December 31, 2022 was $0.

Computer Equipment, Software and Leasehold Improvements, net

Assets consist of computer equipment, software and leasehold improvements and are presented net of accumulated depreciation.

BOX Market's management determines the estimated useful lives and related depreciation policies for its computer equipment, software and leasehold improvements. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, technological innovation, industry trends and changing market conditions.

All of the Company's assets are depreciated using the straight-line method and the estimated useful lives for each of the asset classes is as follows:

Asset Category	Depreciation Period
Hardware and equipment	3 years
Trading-related software	5 years
Leasehold improvements	Minimum Lease Term

Leasehold improvements are amortized over the minimum lease term using the straight-line method. Assets are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is primarily based on expected discounted future cash flows. No impairment charges were recorded during the year ended December 31, 2022.

Revenue Recognition

In accordance with Accounting Standards Codification No. 606, Revenue from Contracts with Customers (“ASC 606”), the Company adopted Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASC 606"). In accordance with this revenue standard, the Company uses the 5-step approach to analyze all sources of revenue to identify revenue from contracts with customers, which includes Transaction fees, OPRA revenue, Connectivity fees, Port fees and Participant fees. Additionally, the Company recognizes revenue from interest and other income that is not associated with contracts with customers.

To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) performance obligations are satisfied.

Transaction Fees

Transaction fees are charged to registered market Participants on a per trade basis for various types and combinations of trades that are matched and executed through either the Company's proprietary electronic exchange and/or physical open outcry trading floor. The performance obligation for Transaction fees is the execution and settlement of trades matched on the Company's exchange. The performance obligation is met at a point in time when transactions are executed, and revenue related to such services are recognized at a point in time. Payment is billed and received within three to five business days after the end of each billing cycle. Transaction fees are reported on a net basis, after certain liquidity and volume-based rebates.

Connectivity Fees

In order to participate in the Company's proprietary trading system, each customer is required to set up and maintain one or multiple physical connections to the Company's servers. Connectivity fees are based on the connection type(s) maintained by each customer. The performance obligation for Connectivity fees is the Company providing connections to the Company's network as specified by the customer. The performance obligation is met over a monthly period in which the associated services are made available using the output method based on time elapsed and revenue for such services is recognized over time. This performance obligation is satisfied each month and the associated revenue is billed and collected within three to five business days after the end of each month. Connectivity fees are included in Non-Transaction fees in the Statement of Income.

Port Fees

The Company provides certain types of internal networking connections within the Company's network that allow Participants to access different trading applications and services within the BOX Market network. Port fees are charged to each Participant based on the type and number of ports that the Participant is credentialed for. The performance obligation for port fees is the Company providing the requested port connections to the Company's network as specified by the customer. The performance obligation is met over a monthly period in which the associated services are made available using the output method based on time elapsed and revenue for such services is recognized over time. This performance obligation is satisfied each month and the associated revenue is billed and collected within three to five business days after the end of each month. Port Fees are included in Non-Transaction fees in the Statement of Income.

Participant Fees

The Company charges certain fees to registered Participants including one-time initiation fees and monthly recurring charges for being a registered Participant for the Company's electronic exchange or the trade floor. The performance obligation for Participant fees is the Company providing access to the customer to trade on the Company's platform. The performance obligation is met over a monthly period in which the associated services are made available using the output method based on time as the customer simultaneously receives and consumes the benefits provided and revenue for such services is recognized over time. This performance obligation is satisfied each month and the associated revenue is billed and collected within three to five business days after the end of each month. Participant fees are included in Non-Transaction fees in the Statement of Income.

OPRA Revenue

The Options Price Reporting Authority ("OPRA") is a consortium of registered exchanges that compiles and sells trade and market data to third parties. The Company provides OPRA with real-time market data in accordance with the terms of the OPRA Agreement. The performance obligation for OPRA revenue is the Company providing accurate and timely market data to OPRA. The performance obligation is met over a monthly period in which the associated services are made available using the output method based on time as the customer simultaneously receives and consumes the benefits provided and revenue for such services is recognized over time. This performance obligation is satisfied each month and the associated revenue is collected on a quarterly basis.

Refer to Footnote 5 for additional information.

Leases

Effective on January 1, 2021, the Company accounts for leases in accordance with ASC 842, Leases. At contract inception, the Company determines if an arrangement is or contains a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If determined to be or contain a lease, the lease is assessed for classification as either an operating or finance lease at the lease commencement date, defined as the date on which the leased asset is made available for use by the Company, based on the economic characteristics of the lease. For each lease with a term greater than twelve months, the Company records a right-of-use asset and a lease liability.

A right-of-use asset represents the economic benefit conveyed to the Company by the right to use the underlying asset over the lease term. A lease liability represents the obligation to make lease payments arising from the lease. Lease liabilities are measured at lease commencement and calculated as the present value of the future lease payments in the contract using the rate implicit in the contract, when available. If an implicit rate is not readily determinable, the Company uses an incremental borrowing rate measured as the rate at which the Company could borrow, on a fully collateralized basis, a commensurate loan in the same currency over a period consistent with the lease term at the commencement date. Right-of-use assets are measured as the lease liability plus initial direct costs and prepaid lease payments, less lease incentives granted by the lessor. The lease term is measured as the noncancelable period in the contract, adjusted for any options to extend or terminate when it is reasonably certain the Company will extend the lease term via such options based on an assessment of economic factors present as of the lease commencement date. The Company elected the practical expedient to not recognize leases with a lease term of twelve months or less.

Components of a lease are split into three categories: lease components, non-lease components, and non-components. The fixed and in-substance fixed contract consideration (including any

(*in thousands of U.S. dollars,*)

consideration related to non-components) are allocated, based on the respective relative fair values, to the lease components and non-lease components. The Company has elected to account for lease and non-lease components together as a single lease component for all underlying assets and allocate all of the contract consideration to the lease component only.

The Company's operating leases are presented in the balance sheet as operating lease right-of-use assets, classified as noncurrent assets, and operating lease liabilities, classified as current and noncurrent liabilities. Operating lease expense is recognized on a straight-line basis over the lease term. Variable costs associated with a lease, such as maintenance and utilities, are not included in the measurement of the lease liabilities and right-of-use assets but rather are included in Facilities Costs on the Statement of Income.

Refer to Footnote 6 for additional information.

Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Refer to Footnote 9 for additional information.

3. Computer Equipment, Software and Leasehold Improvements

Computer equipment, software and leasehold improvements at December 31, 2022 consisted of:

December 31, 2022		
Computer software, net of accumulated amortization	$	4,463
Computer equipment, net of accumulated depreciation		1,627
Leasehold improvements, net of accumulated depreciation		498
	$	6,588

For the year ended December 31, 2022, The Company capitalized software development, hardware and leasehold improvement costs of $3,597 ($1,965 from related parties). These transactions occurred in the normal course of operations and were measured at the exchange amount, which was the amount of consideration agreed upon and established by the related parties as per the respective Technical and Operational Services Agreement ("TOSA") (see Note 7).

Aggregate depreciation and amortization expense related to computer equipment, software and leasehold improvements was $2,672 in 2022.

4. Income Taxes

The Company is a single member limited liability company wholly-owned by BOX Holdings and is treated as a disregarded entity for income tax purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

(*in thousands of U.S. dollars,*)

In accordance with Accounting Standards Codification ("ASC") Topic 740, a tax position is a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes estimated interest, penalties and income taxes related to uncertain tax positions in income tax expense. As of December 31, 2022, the Company determined that it had no material uncertain tax positions. As a result, the Company had no accrual or provision for uncertain tax positions as of December 31, 2022. The Company's income tax returns are generally open for examination by U.S. federal and state taxing authorities for years after 2018. The Company is not currently under examination by any U.S. federal or state income taxing authority.

5. Revenues from Contracts with Customers

The Company's revenues come from five separately identifiable streams. Revenues from contracts with customers includes Transaction fees, OPRA revenue and certain recurring monthly Non-Transaction fees, including Connectivity fees, Port fees and Participant fees. Additionally, the Company recognizes revenue from interest and other income that are not associated with contracts with customers.

The following table presents the Company's total revenues separated for the Company's revenue from contracts with customers and the Company's other sources of revenue:

Year ended December 31, 2022		
Revenue from Contracts with Customers	$	88,932
Revenue from Other Sources		348
Total Revenue	$	89,280

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service.

The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for promised services (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

(*in thousands of U.S. dollars,*)

Disaggregation of Revenue

The following tables discloses the company's revenue from contacts with customers disaggregated by the timing of the transfer of services.

Year ended December 31, 2022		
Revenue Recognized at a Point in Time:		
Transaction fees	$	73,901
Total Revenue Recognized at a Point in Time		73,901
Revenue Recognized Over Time:		
Non-Transaction fees		11,359
OPRA revenue		3,672
Total Revenue Recognized Over Time	$	15,031

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

The Company does not have any revenues with performance obligations that extend for more than three months. As such, there is no allocation related to unsatisfied or partially unsatisfied performance obligations.

Contract Balances

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (contract liability) until the performance obligations are satisfied.

As of December 31, 2022, the Company had receivables from related parties of $17,771, of which $17,164 was related to revenues from contracts with customers.

The Company had no deferred revenue at December 31, 2022.

Contract Costs

The Company does not capitalize any costs to fulfill contracts associated with any of the revenue streams.

6. Leases

In 2019, BOX Options Market LLC entered into an operating lease agreement for 9,519 square feet of office space at 141 West Jackson Road in Chicago, IL to accommodate the Chicago office staff and the Trading Floor. The lease has an initial term of eleven years beginning in April 2020 and expiring on March 31, 2031. The landlord provided the Company a Tenant Improvement Allowance

(*in thousands of U.S. dollars,*)

of $999. The lease grants the Company an option to extend the term for an additional five years at the then fair market rent by giving the landlord twelve months' written notice. At lease commencement, the Company was not reasonably certain to exercise the extension option and therefore the renewal period is excluded from the lease term.

In 2020, the Company entered into a first amendment to lease at 141 West Jackson Road for an additional 6,774 square feet of office space to accommodate the Chicago Trading Floor. The lease has an initial term of ten years beginning in April 2021 and expiring conterminously with the above lease on March 31, 2031. The amendment grants the Company a one-time option to terminate the lease of both office spaces early on March 31, 2028, by giving twelve months' notice, subject to the payment of a significant termination fee. At lease commencement, the Company was not reasonably certain to not exercise the option to terminate the lease early and therefore the lease term will continue through March 31, 2031. The landlord also provided the Company an additional Tenant Improvement Allowance of $652.

The following table summarizes supplemental information for the Company's operating leases:

Year ending December 31, 2022		
Weighted-average remaining lease term (in years)		8.25
Weighted-average discount rate		2.32%
Cash paid for amounts included in the measurements of operating lease liabilities	$	494

Aggregate future maturities of the operating lease liabilities under non-cancelable operating leases as of December 31, 2022 are as follows:

Years ending December 31,		
2023		568
2024		579
2025		591
2026		602
2027		614
Thereafter		2,080
Less: effects of discounting		(458)
Total	$	4,576

Present value of operating lease liability		
Current	$	468
Noncurrent		4,108
Present value of operating lease liability	$	4,576

The following table summarizes the presentation of the Company's operating leases in its balance sheet.

Leases	*Classification*		*Amounts as of December 31, 2022*
Assets			
Operating lease assets	Right of use asset	$	3,994
Total lease assets		$	3,994

Liabilities			
Current operating lease assets	Operating lease liability	$	468
Noncurrent operating lease liability	Operating lease liability		4,108
Total lease liability		$	4,576

7. Commitments and Contracts

Contracts

The Company has entered into agreements with certain related parties BOX Technology LLC ("BOX Technology") and BOX Exchange LLC ("BOX Exchange") for certain services listed below. BOX Technology is a related party due to common ownership and BOX Exchange is a related party due to the SRO function that BOX Exchange performs for the Company, including their role as regulator as well as their responsibility, according to the terms of the Facility Agreement, to manage the billing and collection of the revenues on behalf of the Company.

(i) A Technical and Operational Services Agreement ("TOSA") with BOX Technology to provide the Company with certain software maintenance and development services, computer hardware and equipment, and support/maintenance for certain data transmissions and other services. Operational costs shall be based on an agreed upon annual budget. Any additional developments and services requested shall be charged at the agreed upon development rate. All rates are revised on a yearly basis.

(ii) A Facility Agreement with BOX Exchange LLC to provide the Company with a Self-Regulatory Organization ("SRO") Structure, ongoing oversight of the market operations and regulatory functions. Pursuant to the Facility Agreement, BOX Exchange LLC manages the Company's billing function and is entitled to collect all revenues generated by the Company's operations as well as any fines, fees, and disgorgements imposed on the Company's Participants. Additionally, BOX Exchange LLC, in its sole discretion, may retain funds for Regulatory Purposes under the Facility Agreement.

In the event BOX Exchange LLC, at any time, does not hold sufficient funds to meet all regulatory requirements, the Company shall reimburse BOX Exchange LLC for all such costs and expenses upon request. Additionally, BOX Exchange LLC shall reimburse the Company for costs and expenses incurred by the Company for regulatory purposes. The Facility Agreement will remain in effect until May 10, 2032, or 180 days after the Company is no longer a registered securities exchange.

(iii) The Company has an Administrative Service Agreement ("ASA") with BOX Exchange LLC for BOX Exchange LLC to provide certain support services to BOX Market, including accounting/finance, IT, communications and administrative support.

8. Related-Party Transactions

The financial statements reflect the capital contributions of cash and/or services by BOX Holdings Group LLC (the Company's sole equity member) as specified in the Company's Amended and Restated Operating Agreement (the "Agreement"), which was renewed in 2018.

(*in thousands of U.S. dollars,*)

In accordance with the terms of the Technical and Operational Services Agreement with BOX Technology referred to in Note 7, the Company incurred professional fees for software maintenance and development with related parties of approximately $5,109 in 2022 which were reported as "Technical and Operational" expenses on the Income Statement. Approximately $437 was owed to BOX Technology LLC at December 31, 2022. These amounts are reflected as Payable to related parties on the balance sheet.

In accordance with the terms of the Administrative Services Agreement ("ASA") with BOX Exchange, referred to in Note 7, the Company reimbursed BOX Exchange $1,052 for expenses paid on its behalf in 2022 of which $101 was Payable to BOX Exchange at the end of the year. In 2022, the Company paid a total of $2,167 of expenses on behalf of BOX Exchange, of which $196 was Receivable from BOX Exchange at the end of the year. No Regulatory Support fees were charged in 2022.

Aragon Solutions, LTD owns equity units of BOX Holdings LLC and from time to time provides Consulting services to the Company. In 2022, Aragon Solutions received a total of $109 for consulting services. The consulting service was terminated during Q2, 2022.

All transactions occurred in the normal course of operations and were measured at the exchange amount, which was the amount of consideration agreed upon and established by the related parties.

9. Contingencies

Certain lawsuits and claims arising in the ordinary course of business were filed against the Company. All outstanding or pending lawsuits against the Company were settled in 2022 and the company recognized $10,000 in additional settlement expense in 2022 related to the settlement of this lawsuit.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

10. Members' Equity

The Company is a single member LLC, wholly-owned by BOX Holdings Group LLC, and has no units outstanding. There were no changes in units during the year.

11. Concentration of Credit Risk

In 2022, approximately 90% of the Company's revenues were generated by the top ten customers. Three customers each generated more than 10% of the Company's total revenues.

12. Subsequent Events

The Company has evaluated subsequent events through June 02, 2023, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in the financial statements other than noted below.

In March 2023, the Company made a distribution to its sole member of $45,765.



Exhibit D-3 – BOX Technology LLC

BOX TECHNOLOGY LLC

STAND-ALONE STATEMENT OF INCOME & EXPENSE

For the 12 Months Ended December 31, 2022

Draft - Unaudited

		12 Months Ended Dec. 31, 2022
REVENUES		
Service revenue	$	6,640,367
Other		-
TOTAL REVENUES		**6,640,367**
OPERATING EXPENSES		
Personnel		4,359,689
Professional Services		1,494,346
Rent & Repairs of Facilities		128,318
Office Related		53,214
Depreciation		49,675
Other		138,444
TOTAL OPERATING EXPENSES		**6,223,686**
NET INCOME / (LOSS)	**$**	**416,681**

BOX TECHNOLOGY LLC

STAND-ALONE STATEMENT OF FINANCIAL POSITION

As of December 31, 2022

Draft - Unaudited

ASSETS		**Balance as of Dec. 31, 2022**
Current Assets		
Cash & cash equivalents	$	893,247
Accounts receivable, net		1,068,189
Other current assets		14,160
Total Current Assets		**1,975,596**
Right of Use Assets (net)		90,454
Property, Plant & Equipment (net)		69,588
TOTAL ASSETS	**$**	**2,135,638**
LIABILITIES		
Current Liabilities		
Accounts payable & accrued expenses	$	440,944
Other current liabilities		38,665
Total Current Liabilities	**$**	**479,609**
Noncurrent Liabilities	**$**	**22,617**
TOTAL LIABILITIES	**$**	**502,226**
TOTAL MEMBERS' EQUITY	**$**	**1,633,412**
TOTAL LIABILITIES + MEMBERS' EQUITY	**$**	**2,135,638**



Exhibit D-4 – TMX Group Limited

Non-Consolidated Financial Statements of

TMX GROUP LIMITED

Years ended December 31, 2022 and 2021

(in thousands of Canadian dollars)

(unaudited)

TMX GROUP LIMITED

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

	December 31, 2022	December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	**$ 124,961**	$ 89,664
Prepaid expenses	**409**	317
Due from related parties	**1,585**	1,000
Current income tax assets	**-**	372
	126,955	91,353
Non-current assets:		
Investment in TMX Investor Solutions	**4,838**	4,838
Investment in The Canadian Depository for Securities Limited	**177,622**	177,622
Investment in Montreal Exchange Inc.	**949,661**	914,690
Investment in Shorcan Brokers Limited	**52,004**	52,004
Investment in TMX Group US Inc.	**-**	19,773
Investment in TSX Inc.	**2,386,167**	2,386,167
Investment in TSX Trust Company	**247,882**	247,882
Investment in Trayport Holdings Limited	**969,640**	969,640
Investment in Alpha Exchange Inc.	**170,900**	170,900
Investment in TMX Exchange Services Limited	**1,000**	1,000
Investment in 2549283 Ontario Inc.	**12,574**	12,574
Investment in TMX Post Trade Innovations Inc	**3,500**	-
Term loan receivable from TSX Inc.	**650,000**	650,000
Term loan receivable from Montreal Exchange Inc.	**150,000**	150,000
Deferred income tax assets	**7,392**	9,777
Other non-current assets	**71**	283
Total Assets	**$ 5,910,206**	$ 5,858,503
Liabilities and Equity		
Current liabilities:		
Trade and other payables	**$ 6,325**	$ 6,378
Debenture	**249,914**	-
Due to related parties	**24**	18
Provisions	**-**	64
Demand loan payable to TSX Inc.	**107,800**	147,800
Demand loan payable to Montreal Exchange Inc.	**51,000**	67,000
Demand loan payable to Shorcan Brokers Limited	**4,500**	6,100
Demand loan payable to TSX Venture Exchange Inc.	**44,400**	72,400
Demand loan payable to Corporation Canadienne de Compensation de Produits Derives	**8,000**	9,100
Demand loan payable to Alpha Exchange Inc.	**14,000**	15,500
Demand loan payable to The Canadian Depository for Securities Limited	**6,000**	4,000
Note payable to CDS Clearing and Depository Services Inc.	**29,500**	39,500
	521,463	367,860
Non-current liabilities:		
Debentures	**747,783**	997,082
Term loan payable to 2549283 Ontario Inc.	**850,000**	850,000
Total Liabilities	**2,119,246**	2,214,942
Equity:		
Share capital	**2,831,052**	2,875,806
Contributed surplus	**1,735,041**	1,735,796
Deficit	**(775,133)**	(968,041)
Total Equity	**3,790,960**	3,643,561
Total Liabilities and Equity	**$ 5,910,206**	$ 5,858,503

TMX GROUP LIMITED

Non-Consolidated Statements of Income
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2022	2021
Expenses:		
General and administration	**3,305**	6,745
Shared services	**(2,993)**	(2,483)
Total operating expenses	**312**	4,262
Loss from operations	**(312)**	(4,262)
Other loss	**(14,376)**	(11,378)
Net finance income	**395,000**	282,746
Income before income taxes	**380,312**	267,106
Income tax expense	**2,340**	1,658
Net income	**$ 377,972**	$ 265,448

TMX GROUP LIMITED

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

		Year Ended December 31,
	2022	2021
Common shares:		
Balance, beginning of period	**$ 2,875,806**	$ 2,943,565
Proceeds from exercised share options	**26,612**	15,116
Cost of exercised share options	**2,982**	1,547
Shares repurchased under normal course issuer bid	**(74,348)**	(84,422)
Balance, end of period	**2,831,052**	2,875,806
Contributed surplus - share option plan:		
Balance, beginning of period	**1,735,796**	1,735,168
Cost of exercised share options	**(2,982)**	(1,547)
Cost of share option plan	**2,227**	2,175
Balance, end of period	**1,735,041**	1,735,796
(Deficit) retained earnings:		
Balance, beginning of period	**(968,041)**	(1,064,619)
Net income	**377,972**	265,448
Dividends to equity holders	**(185,064)**	(168,870)
Balance, end of period	**(775,133)**	(968,041)
Total equity, end of period	**$ 3,790,960**	$ 3,643,561

TMX GROUP LIMITED

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

		Year Ended December 31,
	2022	2021
Cash flows (used in) from operating activities:		
Income before income taxes	$ 380,312	$ 267,106
Net finance income	(395,000)	(282,746)
Loss on wind-up of Shorcan Digital Currency Network Inc.	-	11,378
Loss on corporate reorganization of US entities	14,376	-
Cost of share option plan	2,227	2,175
Changes in:		
Other receivables	-	2,075
Prepaid expenses	(92)	(157)
Trade and other payables	(210)	(2,514)
Amounts due to and from related parties	(580)	(187)
Provisions	(64)	-
Income taxes refunds (paid)	417	(417)
	1,386	(3,287)
Cash flows (used in) from financing activities:		
Interest paid	(34,232)	(31,863)
Dividends paid to equity holders	(185,064)	(168,870)
Proceeds from exercised options	26,612	15,116
Shares repurchased under normal course issuer bid	(74,348)	(84,422)
Proceeds from issuance of debenture	-	250,000
Credit facility and debt financing fees	-	(1,349)
Net movement of commercial paper	-	(159,984)
Demand loans payable, net	(86,200)	76,200
Notes payable, net	(10,000)	7,000
	(363,232)	(98,172)
Cash flows from (used in) investing activities:		
Interest received	44,338	43,178
Dividends received	385,879	274,053
Wind-up from Shorcan Digital Currency Network Inc.	-	147
Investment in Montreal Exchange Inc.	(29,574)	-
Investment in TMX Post Trade Innovations Inc	(3,500)	-
Investment in TMX Group US Inc.	-	440
Investment in TMX Investor Solutions	-	(4,838)
Investment in TSX Trust Company	-	(160,162)
	397,143	152,818
Increase in cash and cash equivalents	35,297	51,359
Cash and cash equivalents, beginning of period	89,664	38,305
Cash and cash equivalents, end of period	$ 124,961	$ 89,664


BOX
EXCHANGE

Exhibit D-5 – Bourse de Montréal Inc.

Non-Consolidated Financial Statements of

BOURSE DE MONTREAL INC.

Year ended December 31, 2022 and 2021

(in thousands of Canadian dollars)

(unaudited)

BOURSE DE MONTREAL INC.

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

	December 31, 2022	December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	**$ 6,897**	$ 8,442
Trade and other receivables	**12,033**	9,370
Prepaid expenses	**1,095**	988
Due from related parties	**1,100**	1,095
Demand loan receivable from TMX Group Limited	**51,000**	67,000
Current income tax assets	**872**	-
	72,997	86,895
Non-current assets:		
Goodwill and Intangible assets	**1,049,972**	1,051,171
Right-of-use assets	**9,198**	10,080
Investments in subsidiaries	**103,009**	78,460
Investment in 2549283 Ontario Inc.	**150,000**	150,000
Other non-current assets	**1,316**	1,410
Total Assets	**$ 1,386,492**	$ 1,378,016
Liabilities and Equity		
Current liabilities:		
Trade and other payables	**$ 7,241**	$ 10,489
Due to related parties	**2,187**	1,722
Other current liabilities	**1,651**	1,344
Current income tax liabilities	**-**	1,145
	11,079	14,700
Non-current liabilities:		
Lease liabilities	**13,143**	14,157
Term loan payable to TMX Group Limited	**150,000**	150,000
Deferred income tax liabilities	**193,641**	193,481
Other non-current liabilities	**1,384**	2,125
Total Liabilities	**369,247**	374,463
Equity:		
Share capital	**565,507**	565,507
Contributed surplus	**689,761**	660,187
Merger reserve	**5,397**	-
Deficit	**(243,420)**	(222,141)
Total Equity	**1,017,245**	1,003,553
Total Liabilities and Equity	**$ 1,386,492**	$ 1,378,016

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Income
(In thousands of Canadian dollars)
(unaudited)

	Year Ended Ended December 31,	
	2022	2021
Revenue:		
Derivatives trading	**$ 95,845**	$ 99,886
Global solutions, insights & analytics	**27,187**	23,908
Other	**412**	71
Total revenue	**123,444**	123,865
Expenses:		
Compensation and benefits	**20,785**	24,698
Information and trading systems	**3,170**	2,223
Selling, general and administration	**7,920**	6,659
Shared services	**21,904**	19,994
Depreciation and amortization	**6,044**	5,698
Total operating expenses	**59,823**	59,272
Income from operations	**63,621**	64,593
Net finance (costs) income	**(3,085)**	190
Income before income taxes	**60,536**	64,783
Income tax expense	**15,168**	15,542
Net income	**$ 45,368**	$ 49,241

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Comprehensive Income
(In thousands of Canadian dollars)
(unaudited)

	Year Ended Ended December 31,			
	2022		2021	
Net income	**$**	**45,368**	$	49,241
Other comprehensive income:				
Items that will not be reclassified to the non-consolidated statements of income:				
Actuarial gain on supplementary executive retirement plan and other post-retirement benefit plans, net of tax expense of $127 (2021 - $60)		**353**		241
Total items that will not be reclassified to the non-consolidated statements of income		**353**		241
Total comprehensive income	**$**	**45,721**	$	49,482

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Year Ended Ended December 31,	
	2022	2021
Share capital:		
Balance, beginning and end of period	**$ 565,507**	$ 565,507
Contributed surplus:		
Balance, beginning of period	**660,187**	660,187
Contribution of capital from shareholder	**29,574**	-
Balance, end of period	**689,761**	660,187
Merger reserve		
Balance, beginning of period	**-**	-
Merger reserve - US restructuring	**5,397**	-
Balance, end of period	**5,397**	-
Deficit:		
Balance, beginning of period	**(222,141)**	(234,623)
Net income	**45,368**	49,241
Dividends on common shares	**(67,000)**	(37,000)
Actuarial gain on supplementary executive retirement plan and other post-retirement benefit plans, net of taxes	**353**	241
Balance, end of period	**(243,420)**	(222,141)
Total equity, end of period	**$ 1,017,245**	$ 1,003,553

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Year Ended Ended December 31,	
	2022	2021
Cash flows from (used in) operating activities:		
Income before income taxes	**$ 60,536**	$ 64,783
Adjustments to determine net cash flows:		
Depreciation and amortization	**6,044**	5,698
Impairment charges	**-**	136
Net finance loss (income)	**3,085**	(190)
Employee defined benefits expense	**131**	180
Changes in:		
Trade and other receivables, and prepaid expenses	**(2,770)**	(682)
Amounts due to and from related parties	**460**	514
Trade and other payables	**(3,405)**	2,115
Provisions	**207**	(181)
Other non-current assets	**39**	39
Deferred revenue	**(324)**	748
Cash paid for employee defined benefits	**(68)**	(69)
Income taxes paid	**(17,152)**	(11,415)
	46,783	61,676
Cash flows (used in) from financing activities:		
Interest paid	**(8,382)**	(8,414)
Repayment of lease liabilities	**(914)**	(882)
Dividends paid to shareholder	**(67,000)**	(37,000)
Contribution of capital from shareholder	**29,574**	-
	(46,722)	(46,296)
Cash flows (used in) from investing activities:		
Interest received	**297**	104
Dividends received	**5,000**	8,500
Return of capital from subsidiaries	**10,422**	5,307
Contribution of capital to subsidiaries	**(29,574)**	-
Additions to premises and equipment	**(384)**	(225)
Additions to intangible assets	**(3,367)**	(2,422)
Demand loan receivable from TMX Group Limited	**16,000**	(30,000)
	(1,606)	**(18,736)**
Decrease in cash and cash equivalents	**(1,545)**	(3,356)
Cash and cash equivalents, beginning of period	**8,442**	11,798
Cash and cash equivalents, end of period	**$ 6,897**	$ 8,442


BOX
SM
EXCHANGE

Exhibit D-6 – MX US 1, Inc.

Non-Consolidated Financial Statements of

MX US 1, INC.

Year ended December 31, 2022 and 2021

(in thousands of US dollars)

(unaudited)

MX US 1, INC.

Non-Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31, 2022	December 31, 2021
Assets		
Current assets:		
Cash	**$ 166**	$ 160
Due from related parties	**-**	33
Current income tax assets	**4,181**	1
	4,347	194
Non-current assets:		
Investments in subsidiaries	**50,266**	38,191
Deferred income tax assets	**4,379**	1,424
Total Assets	**$ 58,992**	$ 39,809
Liabilities and Equity		
Current liabilities:		
Trade and other payables	**$ -**	$ 27
Due to related parties	**4,432**	693
Current income tax liabilities	**-**	671
Total Liabilities	**4,432**	1,391
Equity:		
Share capital	**3,265**	2,508
Contributed surplus	**129,838**	116,088
Merger reserve	**3,514**	-
Deficit	**(82,057)**	(80,178)
Total Equity	**54,560**	38,418
Total Liabilities and Equity	**$ 58,992**	$ 39,809

MX US 1, INC.

Non-Consolidated Statements of Loss and Comprehensive Loss
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2022	2021
Expenses:		
General and administration	**163**	44
Total operating expenses	**163**	44
Loss from operations	**(163)**	(44)
Other income	**3,469**	-
Finance income	**13**	-
Income (loss) before income taxes	**3,319**	(44)
Income tax expense	**5,198**	6,135
Net loss and comprehensive loss	**$ (1,879)**	$ (6,179)

MX US 1, INC.

Non-Consolidated Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2022	2021
Share capital		
Balance, beginning of period	**$ 2,508**	$ 2,508
Issuance of shares	**757**	-
Balance, end of period	**3,265**	2,508
Contributed surplus:		
Balance, beginning of period	**116,088**	120,288
Contribution of capital from shareholder, net	**13,750**	(4,200)
Balance, end of period	**129,838**	116,088
Merger reserve		
Balance, beginning of period	**-**	-
Merger reserve - US restructuring	**3,514**	-
Balance, end of period	**3,514**	-
Deficit:		
Balance, beginning of period	**(80,178)**	(73,999)
Net loss and comprehensive loss	**(1,879)**	(6,179)
Balance, end of period	**(82,057)**	(80,178)
Total equity, end of period	**$ 54,560**	$ 38,418

MX US 1, INC.

Non-Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2022	2021
Cash flows (used in) from operating activities:		
Income (loss) before income taxes	**$ 3,319**	$ (44)
Adjustments to determine net cash flows:		
Other gains	**(3,469)**	-
Changes in:		
Trade and other payables	**(27)**	27
Amounts due to and from related parties	**3,707**	636
Income taxes paid	**(9,470)**	(866)
	(5,940)	(247)
Cash flows from (used) in financing activities:		
Contribution of capital from shareholder, net	**13,750**	(4,200)
	13,750	(4,200)
Cash flows (used in) from investing activities:		
Contribution of capital to subsidiaries, net	**(7,804)**	4,532
	(7,804)	4,532
Increase in cash	**6**	85
Cash, beginning of period	**160**	75
Cash, end of period	**$ 166**	$ 160


BOX
EXCHANGE

Exhibit D-7 – MX US 2 LLC

Non-Consolidated Financial Statements of

MX US 2, LLC

Year ended December 31, 2022 and 2021

(in thousands of US dollars)

(unaudited)

MX US 2, LLC

Non-Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31, 2022	December 31, 2021
Assets		
Current assets:		
Cash	**$ 54**	$ 65
Due from related parties	**305**	-
Current income tax assets	**164**	49
	523	114
Non-current assets:		
Investment in BOX Holdings - equity accounted	**-**	31,895
Investments in subsidiaries - BOX Holdings	**162,866**	-
Total Assets	**$ 163,389**	$ 32,009
Liabilities and Equity		
Current liabilities:		
Due to related parties	**$ -**	$ 84
Current income tax liabilities	**137**	166
Total Liabilities	**137**	250
Equity:		
Share capital	**55,031**	55,031
Contributed surplus	**48,775**	63,070
Retained earnings (deficit)	**59,446**	(86,342)
Total Equity	**163,252**	31,759
Total Liabilities and Equity	**$ 163,389**	$ 32,009

MX US 2, LLC

Non-Consolidated Statements of Income and Comprehensive Income
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2022	Year Ended December 31, 2021
Expenses:		
General and administration	**$ 2**	$ 3
Total operating expenses	**2**	3
Loss from operations	**(2)**	(3)
Share of net income of equity accounted investee	**-**	19,239
Other income	**130,971**	-
Finance income	**15,100**	-
Income before income taxes	**146,069**	19,236
Income tax expense	**281**	228
Net income and comprehensive income	**$ 145,788**	$ 19,008

MX US 2, LLC

Non-Consolidated Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2022	2021
Common shares:		
Balance, beginning and end of period	**$ 2,498**	$ 2,498
Preferred shares:		
Balance, beginning and end of period	**52,533**	52,533
Share capital, beginning and end of period	**55,031**	55,031
Contributed surplus:		
Balance, beginning of period	**63,070**	67,602
Return of capital	**(14,295)**	(4,532)
Balance, end of period	**48,775**	63,070
Deficit:		
Balance, beginning of period	**(86,342)**	(105,350)
Net income and comprehensive income	**145,788**	19,008
Balance, end of period	**59,446**	(86,342)
Total equity, end of period	**$ 163,252**	$ 31,759

MX US 2, LLC

Non-Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2022	2021
Cash flows (used in) from operating activities:		
Income before income taxes	**$ 146,069**	$ 19,236
Adjustments to determine net cash flows:		
Finance income	**(15,100)**	-
Share of net income of equity accounted investee	**-**	(19,239)
Other income	**(130,971)**	-
Changes in:		
Amounts due to and from related parties	**(324)**	84
Income taxes paid	**(490)**	(81)
	(816)	-
Cash flows used in financing activities:		
Return of capital	**(14,295)**	(4,532)
	(14,295)	(4,532)
Cash flows from investing activities:		
Interest received	**6**	-
Dividends received	**15,094**	4,565
	15,100	4,565
(Decrease) Increase in cash	**(11)**	33
Cash, beginning of period	**65**	32
Cash, end of period	**$ 54**	$ 65


BOX
EXCHANGE

Amendment to:

Exhibit I

Request:
For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit I is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit I as set forth below.

Response:

The 2022 audited financial statements of BOX Exchange LLC are submitted as Exhibit I-1.


BOX
SM
EXCHANGE

Exhibit I-1 – BOX Exchange LLC Financial Statements

BOX Exchange LLC

Financial Statements
December 31, 2022

BOX Exchange LLC

Financial Statements
December 31, 2022

BOX Exchange LLC

Contents



Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110-1745

Independent Auditor's Report

Board of Directors and members
Box Exchange LLC
Boston, Massachusetts

Opinion

We have audited the financial statements of BOX Exchange LLC (the Company), which comprise the balance sheet as of December 31, 2022, and the related statements of income and expenses, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, BOX Exchange LLC is the self-regulatory organization which is responsible for the operation and oversight of the equity options market known as the "BOX Exchange", whose principal business is providing a marketplace for participants to trade options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds ("ETFs"). The operations of the Box Exchange are conducted through BOX Options Market LLC. BOX Options Market LLC provides this marketplace through a proprietary electronic trading system as well as a physical trading floor. 0ur audit procedures solely relate to the financial statements of BOX Exchange LLC and do not include tests to evaluate the controls over the operating effectiveness of the BOX Exchange and its electronic trading system. Accordingly, we provide no level assurance with respect to the BOX Exchange, its trading system or the transactions conducted through Box Exchange. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

BDO USA, LLP

May 31, 2023



Financial Statements

BOX Exchange LLC

Balance Sheet (in thousands of dollars)

December 31, 2022		
Assets		
Current Assets:		
Cash	$	2,405
Accounts receivable		8,768
Receivable from CAT (net)		10,122
Other current assets		6,810
Total Current Assets		28,105
Computer Equipment, Software and Leasehold Improvements, Net		3,119
Right of Use Asset – Operating lease, Net		2,151
Total Assets	$	33,375
Liabilities and Members' Deficit		
Current Liabilities:		
Accounts payable and accrued expenses	$	19,771
Operating lease liability, current portion		1,042
Total Current Liabilities		20,813
Operating Lease Liability, long term portion		1,334
Deferred Compensation		5,502
Total Liabilities		27,649
Members' Equity:		
Members' contributions - 83,886 economic units issued and outstanding		-
Members' contributions - 83,886 voting units issued and outstanding		-
Accumulated Members' distributions		(691)
Accumulated earnings		6,417
Total Equity		5,726
Total Liabilities and Members' Equity	$	33,375

See accompanying notes to financial statements.

BOX Exchange LLC

Statement of Income and Expense (in thousands of dollars)

Year ended December 31, 2022		
Income:		
Option regulatory fees	$	26,427
Administrative services & misc.		164
Fines and disgorgements		76
Total Income		26,667
Expenses:		
Professional services:		
Consulting		5,124
Financial and administrative		4,349
External IT		3,507
Employee costs		14,016
Receivable write-off		2,059
Amortization and depreciation		1,385
Rent of facilities		1,009
Other		498
Communications and data processing		463
Office-related		225
Total Expenses		32,635
Net Loss	$	5,968

See accompanying notes to financial statements.

BOX Exchange LLC

Statement of Changes in Members' Equity (in thousands of dollars)

	Economic Units-Members' Contributions	Voting Units Members' Contributions	Accumulated Members' Distributions	Accumulated Earnings	Total Members' Equity
Balance, December 31, 2021	$ -	$ -	$ (721)	$ 12,385	$ 11,664
Contributions*	-	-	30	-	30
Net Loss	-	-	-	(5,968)	(5,968)
Balance, December 31, 2022	$ -	$ -	$ (691)	$ 6,417	$ 5,726

See accompanying notes to financial statements.
**Contributions represent reimbursements for prior tax payments*

BOX Exchange LLC

Statement of Cash Flows (in thousands of dollars)

Year ended December 31, 2022		
Cash Flows from Operating Activities:		
Net loss	$	(5,968)
Adjustments to reconcile net loss to net cash provided by operating activities		
Amortization and depreciation		1,385
Non-cash compensation		1,256
Non-cash lease expense		882
Changes in operating assets and liabilities:		
Decrease in accounts receivable		2,435
Increase in other current assets		(1,471)
Loss on receivable write off		2,059
Increase in accounts payable and accrued expenses		8,699
Decrease in net lease liability		(955)
Net cash provided by operating activities		8,322
Cash Flows from Investing Activities:		
Purchase of computer equipment, software and leasehold improvement		(1,250)
Funding for note receivable		(6,057)
Net cash used in investing activities		(7,307)
Cash Flows from Financing Activities:		
Contributions		30
Net cash provided by financing activities		30
Net Increase in Cash and Cash Equivalents		1,045
Cash, Beginning of Year		1,360
Cash, End of Year	$	2,405

Supplemental Cash Flow Information:

Contributions represent reimbursements for previous tax payments

Non-Cash Investing and Financing Activities:

The Company acquired $112 of computer software, hardware and leasehold improvements, which were unpaid as of December 31, 2022. The Company paid $56 for computer software, hardware and leasehold improvements, which were unpaid as of December 31, 2021, during 2022.

See accompanying notes to financial statements.

1. Nature of Operations

BOX Exchange LLC (the "Company"), a Delaware limited liability company, was formed on August 26, 2010 and was approved by the U.S. Securities and Exchange Commission as a registered national securities exchange on April 27, 2012. Effective May 13, 2012, the Company is the self-regulatory organization ("SRO") which is responsible for the operation and oversight of its facility, BOX Options Market LLC ("BOX Market"). BOX Market is an electronic market whose principal business is providing a marketplace for trading options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds. The members of the Company include affiliates of MX US 2 LLC ("TMX"), IB Exchange Corp ("lAB"), Citadel Securities, LLC, UBS Americas Inc. (USA), JPMC Strategic Investment I Corp. (LabMorgan Corp.), Wolverine Trading, and Aragon Solutions Ltd. As the self-regulatory organization responsible for the oversight of the BOX Market, the Company has the right to receive all transaction fees charged to participants and use such fees for regulatory purposes, should its own Options Regulatory Fees be insufficient to cover the cost of regulating BOX Market.

2. Significant Accounting Policies

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

Cash

Cash and cash equivalents include amounts on deposit with banks. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

Accounts Receivable, net

Accounts receivable consist primarily of transaction fees receivable and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA") and Options Regulatory Fees.

Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with the particular customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate.

Computer Equipment, Software and Leasehold Improvements

Assets consist of computer hardware, equipment, software and leasehold improvements.

The Company's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment, software and leasehold improvements. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, projected technology, process and software life cycles that could change due to technical innovations and competitor actions in response to relatively volatile trading industry cycles.

To the extent actual useful lives are more or less than previously estimated lives, the Company may decrease or increase its depreciation charge or will write off or write down technically obsolete or non-strategic assets.

The depreciation method and estimated lives for the following assets are as follows:

	Method	Period
Hardware and equipment	Straight Line	3 years
Trade related software	Straight Line	5 years

Leasehold improvements are amortized over the lesser of the estimated useful life or the minimum lease term using the straight-line method. Intangible assets are amortized over the useful life of the asset.

Computer hardware, equipment, software and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

Revenue Recognition:

The Company receives its revenues from Options Regulatory Fees ("ORF"), fines and disgorgements, and its administrative service agreements (ASAs).

To determine revenue recognition for arrangements within the scope of Accounting Standards Codification (ASC) 606 – Revenue from contracts with customers, the Company performs the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) performance obligations are satisfied.

ORF revenue is based on the number of customer contracts executed by participant firms. The performance obligation for ORF Revenue composes of monitoring services related to transactions executed. The performance obligation for ORF revenue is met over a period when the transactions are executed and revenue related to such services are recognized over time. The performance obligation for ASA Revenue composes of rendering operational support services such as Administrative, Human Resources, Billing and Information Technology. ASAs exist where the Company provides agreed-upon services for a contractually arraigned price. The performance

Notes to Financial Statements (in thousands of dollars)

obligations for ASA revenues are met over the monthly period in which the services are performed. In addition to this, the nature of the contracts allow for at-will termination. As such, the Company records revenues for transactions and services provided in a given month, with the known transactions and services provided at the end of the month. Therefore, revenues are recorded based on completed services. The company typically bills and collects in the first week of the subsequent month.

Fines and disgorgements are related to performance obligations that have already been fully recognized and they get recognized at the time the Letter of Consent is signed.

3. Computer Equipment, Software and Leasehold Improvements

Computer equipment, software and leasehold improvements at December 31, 2022 consisted of:

December 31, 2022		
Computer equipment	$	4,169
Computer software		6,172
Leasehold improvements		1,331
Accumulated amortization and depreciation		(8,553)
Net amount	$	3,119

For the year ended December 31, 2022, the Company capitalized software development, hardware and leasehold improvements costs of $1,306 ($452 acquired from BOX Tech). Included in those costs were costs of $112, which the Company acquired during 2022, but were unpaid as of December 31, 2022. The Company also paid $56 at the beginning of 2022 for computer software and leasehold improvements acquired at the end of 2021.

The Company disposed of fully depreciated assets with an original cost of $270 in the year ending December 31, 2022.

Amortization and depreciation expense related to computer equipment, software, and leasehold improvements amounted to $1,385 for the year ended December 31, 2022.

4. Intangible Asset

The Company purchased an intangible asset during 2016 with an assigned value of $1,400. The asset purchased is the participation fee required for all entering members to the Options Price Reporting Authority LLC (OPRA). The fair value assigned to the asset is the original cost noted above. The OPRA intangible asset was assigned an estimated useful life of 5 years, and it has been amortized during that period. As of December 31, 2022, the intangible asset was fully amortized with a residual value of $0.

5. Employee Benefits

The Company instituted a Supplemental Benefit Plan (SBP) for key executives during 2016. The SBP is non-qualified and unfunded. The purpose of the SBP is to provide highly compensated employees

Notes to Financial Statements (in thousands of dollars)

with deferred compensation. The deferred compensation will be paid with a lump sum cash benefit upon the performance of services outlined in the SBP.

The SBP is funded primarily through life insurance policies owned by the Company, with a portion held in cash. The benefit liability is the vested portion of the cash surrender value (CSV) of the life insurances policies and cash held by the company at the time of financial reporting. The policies are capitalized as other current assets at their CSV. As of December 31, 2022, the deferred compensation liability was $5,502, and the expense associated with deferred compensation was $1,256.

The Company sponsors a defined contribution 401k plan which allows for a match of contributions to all eligible employees. In 2022, the Company recorded contributions to the plan of $410, which are presented in the ‘Employee costs’ line item of the Statement of Income and Expense.

6. Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. The Company makes periodic distributions to its members to fund the members’ payment of taxes with respect to the Company’s taxable income.

In accordance with Accounting Standards Codification (“ASC”) Topic 740, a tax position is a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company recognizes estimated interest, penalties and income taxes related to uncertain tax positions in income tax expense. As of December 31, 2022, the Company determined that it had no material uncertain tax positions. As a result, the Company had no accrual or provision for uncertain tax positions as of December 31, 2022. The Company’s income tax returns are generally open for examination by U.S. federal and state taxing authorities. The Company is not currently under examination by any U.S. federal or state income taxing authority. As of December 31, 2022, the tax years that remain subject to examination by major tax jurisdiction under the statute of limitations is 2019, 2020, 2021, and 2022. On December 22, 2017, H.R. 1, the Tax Act, was enacted by U.S. government. The Tax Act includes significant changes to the Internal Revenue Code of 1986 that changed the taxation of business entities. These changes did not result in a significant impact on the Company.

7. Revenues from Contracts with Customers

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company’s progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Notes to Financial Statements (in thousands of dollars)

The following table presents the Company's total revenues separated for the Company's revenue from contracts with customers and the Company's other sources of revenue for the year ended December 31, 2022:

Revenue from contract with customers:		
Option regulatory fees	$	26,427
Administrative services		164
Fines and disgorgements		76
Total revenue from contracts with customers		26,667
Total revenue	$	26,667

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following table discloses the company's revenue from contracts with customers disaggregated by timing of transfer of services for the year ended December 31, 2022:

Revenue recognized over time:		
Option regulatory fees	$	26,427
Administrative services		164
Fines and disgorgements		76
Total revenue from contracts with customers	$	26,667

Notes to Financial Statements (in thousands of dollars)

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance
The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2022. During the year ended December 31, 2022, the Company recognized $0 of revenue related to performance obligations satisfied (or partially satisfied) in previous periods, mainly due to resolving uncertainties in consideration that was constrained in prior periods.

Contract Balances
The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment.

The Company had receivables related to revenues from contracts with customers of $2,326 as of December 31, 2022. The Company had no significant impairments related to these receivables during the year ended December 31, 2022. The Company had receivables related to revenues from contracts with customers of $2,407 as of December 31, 2021.

The Company had no deferred revenue at December 31, 2022.

8. Leases

In October 2018, the Company entered into an operating lease for continued and additional space in the Boston office location to accommodate increased personnel and business functions. The lease applied to three different spaces in the Boston office location. With the lease commencing in 2019, the Company used accounting analysis and entries based on ASC 842 – Lease Accounting from commencement of the lease. With no lease having commenced prior to FY 2019, the Company has elected the practical expedient. The Company does not recognize right-of-use assets or lease liabilities for leases determined to have a term of 12 months or less.

The Company recognized $932 in rent expense in the rent of facilities line item shown in the statement of income and expense. As of December 31, 2022, there is $275 in the other assets balance related to the security deposit that was paid at the time the lease was signed. The rent expense, inclusive of the escalating rent payments, is recognized on a straight-line basis over the lease term.

Operating leases are amortized over the lease term and included in expenses in the statement of income and expenses. Variable lease costs are recognized in expenses in the statement of income and expense.

The following table summarizes supplemental information for the Company's operating lease:

Years ending December 31, 2022	Amounts
Weighted-average remaining lease term - (in years)	2.2
Weighted-average discount rate	6.8%
Cash paid for amounts included in the measurements of operating lease liabilities	$ 1,147

Aggregate future maturities of the operating lease liability for the Boston space as of December 31, 2022 are as follows:

Year ending December 31, 2022	Amounts
2023	$ 1,166
2024	1,185
2025	199
Less effects of discounting	(174)
Total	$ 2,376

The following table summarizes the presentation of the Company's operating leases in its balance sheet (in thousands):

Leases	Classification	Amounts as of December 31, 2022
Assets		
Operating lease assets	Right of use asset	$ 2,151
Total lease assets		$ 2,151
Liabilities		
Current		
Operating	Operating lease liability	$ 1,042
Noncurrent		
Operating	Operating lease liability	1,334
Total lease liabilities		$ 2,376

9. Receivable from CAT

On July 11, 2012, the U.S. Securities and Exchange Commission (SEC) voted to adopt Rule 613 under Regulation NMS requiring the national securities exchanges and national securities associations to create, implement, and maintain a consolidated audit trail. As an SRO, the Company is a member of CAT, LLC (CAT), and has funded the development of the CAT system along with the other SROs.

The Company, as a member SRO, met the funding obligations under a Note Receivable arrangement. An assessment of recoverability is performed on these notes annually, and an estimated reserve is recorded. Additional notes totaling $6,057 were entered into during the year ended December 31,

2022 to fund the efforts related to the project. An increase to the reserve amounting to $2,059 was recorded during the year ended December 31, 2022 as shown in the Receivable write-down line item on the Statement of Income and Expense. Notes associated with the CAT project are payable upon demand by the member SROs. The following table summarizes the presentation of the receivable from CAT on the Company's balance sheet (in thousands):

Receivable	Amounts as of December 31, 2022
Total receivables due from CAT	$ 16,914
Reserve for estimated uncollectable amounts	(6,792)
Net receivable due from CAT	$ 10,122

10. Related Party Contracts and Transactions

The Company has entered into several agreements with BOX Market, BOX Technology, and BOX Digital Markets to provide certain administrative, regulatory, consulting and technical and operational services for certain software and computer hardware equipment and maintain and support certain data transmissions and other services.

BOX Market

The Company has a Facility Services Agreement with BOX Market to provide it with an SRO structure and ongoing oversight of the market operations as well as regulatory functions. All transaction fees earned by BOX Market are billed and collected by the Company and subsequently remitted to BOX Market. Amounts payable to BOX Market as of December 31, 2022 of $17,178 are included in accounts payable and accrued expenses on the balance sheet.

The Company has an Administrative Services Agreement (ASA) with BOX Market where the Company provides certain support services such as accounting/finance, legal, human resources, communications and administrative support to BOX Market. During fiscal year 2022 the Company charged $33 for the ASA services outlined above. BOX Market also sought reimbursement for $2,166 from the Company for transactions paid for by BOX Market on behalf of the Company. The Company charged BOX Market $877 during 2022 for charges paid by the Company on behalf of BOX Market. A receivable from BOX Market of $82 was recorded in accounts receivable, as of December 31, 2022.

BOX Digital

The Company has an Administrative Services Agreement (ASA) with BOX Digital for the Company to provide certain professional services and resources to support the operations of BOX Digital. In relation to the ASA agreement, the Company sought reimbursement for personnel wages in relation to work performed on behalf of BOX Digital. These ASA charges totaled $18. The Company also sought reimbursement for $5 from BOX Digital for transactions paid by the Company. BOX Digital sought reimbursement for workspace and personnel chargebacks from the Company in the amount of $12 during the year ended December 31, 2022.

BSTX

Boston Security Token Exchange (BSTX) is a joint venture between BOX Digital Markets and tZERO Group, Inc. to become the first regulated exchange for trading security tokens. The Company has billed BSTX for certain professional services and resources to support the operations of BSTX. The

Notes to Financial Statements (in thousands of dollars)

Company sought reimbursement for personnel wages in relation to work performed on behalf of BSTX. For the year ended December 31, 2022, these charges totaled $100.

The Company also sought reimbursement for $173 from BSTX for transactions paid by the Company. As of December 31, 2022, $89 was recorded in Account receivable in relation to these services and reimbursement charges to BSTX. BSTX sought reimbursement for expenses paid in behalf of the Company in the amount of $15.

BOX Technology

In 2019, BOX Technology was organized with the intent to provide certain technology-related services around software, computer hardware equipment, certain data transmission support, and other services under the operational services agreement. BOX Technology charged the Company $2,079 for these various services during fiscal year 2022. Amounts owed to BOX Technology as of December 31, 2022 of $178 are reflected in accounts payable and accrued expense on the balance sheet.

The Company has an Administrative Services Agreement (ASA) with BOX Technology for the Company to provide certain professional services and resources to support the operations of BOX Technology. In relation to the ASA agreement, the Company charged BOX Tech $10 during 2022 for these services. The Company also sought reimbursement for charges it had on behalf of BOX Technology in the amount of $14 during the year ended December 31, 2022.

10. Members' Equity

As of December 31, 2022, the Company has two classes of LLC Membership Units outstanding. One class of units has voting rights and the other class of units has economic rights. On January 3, 2022, Citigroup Financial Products Inc. and Credit Suisse First Boston Next Fund Inc. left the partnership and are no longer economic or voting members. On the same date, Wolverine Trading, LLC became a member of the Company. The number of units issued and outstanding for both voting and economic rights as of December 31, 2022 are 52,468 units of each type outstanding. There were no movements in units during the year.

11. Subsequent Events

The Company has evaluated subsequent events through May 31, 2022, the date these financial statements were available to be issued.


BOX
EXCHANGE

Amendment to:

Exhibit K

Request:
This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit K is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit K as set forth below.

Response:

MX US 2 LLC

1. MX US 2 LLC
2. LLC Member
3. May 10, 2012
4. 40% Equity interest; 20% Voting interest
5. This entity has "control" of the applicant as defined in the instructions to this Form.



IB Exchange Corporation

1. IB Exchange Corporation
2. LLC Member
3. May 10, 2012
4. 20% Equity interest; 20% Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.

Citadel Securities Principal Investments LLC

1. Citadel Securities LLC
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity interest; 20% Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.

UBS Americas Inc.

1. UBS Americas Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.

JPMC Strategic Investments I Corporation

1. JPMC Strategic Investments I Corporation
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have “control” of the applicant as defined in the instructions to this Form.



Amendment to:

Exhibit M

Request:
Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a participant, subscriber or other user;

3. Principal business address and telephone number;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Exhibit M is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit M as set forth below.

Response:

A list of BOX Options Participants, including the requested information, is attached hereto as Exhibit M-1.


BOX
EXCHANGE

Exhibit M-1 – BOX Options Participants

Exhibit M-1 - List of BOX Options Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
ABN AMRO CLEARING CHICAGO LLC	05/07/12	175 W. Jackson Blvd., Suite 2050, Chicago, IL 60604	312-604-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
APEX CLEARING CORPORATION	06/06/12	One Dallas Center, 350 N. St. Paul, Suite 1300, Dallas, TX 75201	214-765-1055	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
AXOS CLEARING LLC (f/k/a COR CLEARING)	05/07/12	15950 W. Dodge Road, Suite 300, Omaha, NE 68118	402 384-6100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BARCLAYS CAPITAL INC.	05/07/12	745 7th Avenue, New York, NY 10019	212-526-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BELVEDERE TRADING LLC	05/07/12	10 S. Riverside Plaza, Suite 2100, Chicago, IL 60606	312-893-3750	Rule 2040(a) restricts participation on BOX.	Market Maker - Electornic	See Previous Column
BMO CAPITAL MARKETS CORP	05/09/12	151 W. 47th Street, New York, NY 10036	212-885-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BNP PARIBAS SECURITIES CORP	05/07/12	787 Seventh Avenue, New York, NY 10019	212-841-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BOFA SECURITIES INC	09/06/18	One Bryant Park, New York, NY 10036	212-670-0454	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BOLT-X LLC	05/07/12	440 S. LaSalle Street, Suite 1525, Chicago, IL 60605	312-724-7176	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CIBC WORLD MARKETS CORP.	03/06/23	425 Madison Avenue, New York, NY 10017	212-856-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CITADEL SECURITIES LLC	05/07/12	200 South Biscayne Blvd. 33rd Floor, Miami, FL 33131	312-395-2100	Rule 2040(a) restricts participation on BOX.	Market Maker - Electornic	See Previous Column
CITADEL SECURITIES LLC	05/07/12	200 South Biscayne Blvd. 33rd Floor, Miami, FL 33131	312-395-2100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CITIGROUP GLOBAL MARKETS INC	05/01/19	388 Greenwich Street, Tower Building, New York, NY 10013	716-730-8446	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CREDIT SUISSE SECURITIES (USA) LLC	05/07/12	11 Madison Avenue, New York, NY 10010	212-325-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

Exhibit M-1 - List of BOX Options Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
CTC, LLC	05/11/21	425 S. Financial Plaza, 4th Floor, Chicago, IL 60605	312-863-8000	Rule 2040(a) restricts participation on BOX.	Trading Floor Market Maker only	See Previous Column
D & D SECURITIES INC.	06/01/20	703 N. Jerome Avenue, Margate City, NJ 08402	609-226-7672	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DASH FINANCIAL TECHNOLOGIES LLC	05/07/12	200 S, Wacker Drive, Suite 2450, Chicago, IL 60606	312-986-2006	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DRW SECURITIES, LLC	06/06/18	540 West Madison Street, Suite 2500, Chicago, IL 60661	312-542-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GLOBAL EXECUTION BROKERS, LP	05/07/12	401 City Avenue, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GOLDMAN, SACHS & CO., LLC	05/07/12	200 West Street, New York, NY 10282	212-902-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GROUP ONE TRADING, L.P.	10/05/16	425 S. Financial Plaza, Suite 3400, Chicago, IL 60605	312-347-8864	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor Market Maker	See Previous Column
GTS SECURITIES LLC	02/11/20	545 Madison Avenue, 15th Floor, New York, NY 10022	212-715-5901	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic	See Previous Column
HRT FINANCIAL, L.P.	10/28/21	3 Wold Trade Center, 175 Greenwich Street, 76th Floor, New York, NY 10007	212 293-1444	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
IMC FINANCIAL MARKETS, LLC	01/01/14	233 S. Wacker Drive, #4300, Chicago, IL 60606	312-244-3300	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor Market Maker	See Previous Column
INSTINET, LLC	05/07/12	Worldwide Plaza, 309 West 49th Street, New York, NY 10019	212-310-9500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
INTERACTIVE BROKERS LLC	05/07/12	One Pickwick Plaza, Greenwich, CT 06830	203 618-5710	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
J.P. MORGAN SECURITIES LLC	05/07/12	383 Madison Avenue, New York, NY 10179	212-272-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JANE STREET CAPITAL, LLC	10/04/16	250 Vesey Street, 5th Floor, New York, NY 10281	646-759-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

Exhibit M-1 - List of BOX Options Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
JANE STREET OPTIONS, LLC	10/04/16	250 Vesey Street, 5th Floor, New York, NY 10281	646-759-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider and Trading Floor Market Maker	See Previous Column
JEFFERIES LLC	05/07/12	520 Madison Avenue, New York, NY 10022	212-284-2300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MATRIX EXECUTIONS LLC	05/07/12	141 W. Jackson Blvd., Suite 2020A, Chicago, IL 60604	312-334-8040	Rule 2040(a) restricts participation on BOX.	Order Flow Provider and Trading Floor Floor Broker	See Previous Column
MERRILL LYNCH PROFESSIONAL CLEARING CORP	05/07/12	One Bryant Park, NY1-100-06-01, New York, NY 10036	646-743-1295	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MORGAN STANLEY & CO. LLC	05/07/12	1585 Broadway, New York, NY 10036	212-761-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NATIONAL FINANCIAL SERVICES LLC	05/07/12	245 Summer Street, Bostonn, MA 02210	617-563-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NOMURA SECURITIES INTERNATIONAL, INC	05/07/12	Worldwide Plaza, 309 West 49th Street, New York, NY 10019	212-667-9000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
OPTIVER US LLC	03/16/23	130 E. Randolph Street, Suite 1400, Chicago, IL 60601	312-203-6765	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor Market Maker	See Previous Column
PEAK6 CAPITAL MANAGEMENT LLC	05/07/12	141 W. Jackson Blvd., Suite 500, Chicago, IL 60604	312-444-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
PERSHING LLC	05/07/12	1 Pershing Plaza, Jersey City, NJ 07399	201-413-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
RBC CAPITAL MARKETS, LLC	05/07/12	3 World Financial Center, 200 Vesey Street, New York, NY 10281	212-858-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
RFA SECURITIES LLC	08/04/21	2929 Walnut Street, 8th Floor, Philadelphia, PA 19104	215-239-6079	Rule 2040(a) restricts participation on BOX.	Trading Floor - Floor Broker Only	See Previous Column
RQD* CLEARING LLC	05/07/12	250 Vesey Street, Suite 2601, New York, NY 10281	646-804-7900	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SG AMERICAS SECURITIES, LLC	05/07/12	245 Park Avenue, New York, NY 10167	212-278-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

Exhibit M-1 - List of BOX Options Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
SIMPLEX TRADING, LLC	08/05/16	230 S. LaSalle Street, Suite 8-500, Chicago, IL 60604	312-360-2440	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor Market Maker	See Previous Column
SUSQUEHANNA SECURITIES LLC	05/07/12	401 City Avenue, Suite 220, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor Market Maker	See Previous Column
TRADITION SECURITIES AND DERIVATIVES LLC	07/21/22	32 Old Slip, 28th Floor, New York, NY 10005	212-943-6567	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
TWO SIGMA SECURITIES LLC	08/02/17	100 Avenue of the Americas, 2nd Floor, New York, NY 10013	212-625-5700	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic	See Previous Column
UBS FINANCIAL SERVICES INC	05/09/12	1200 Harbor Blvd., Weehawken, NJ 07086	201-352-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
UBS SECURITIES LLC	05/07/12	1285 Avenue of the Americas, New York, NY 10019	203-719-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
VISION FINANCIAL MARKETS LLC	08/05/21	120 Long Ridge Road, 3 North, Stamford, CT 06902	203-489-0447	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WALLEYE TRADING LLC	05/07/12	2800 Niagra Lane North, Plymouth, MN 55447	952 345-6611	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WEDBUSH SECURITIES INC.	05/07/12	1000 Wilshire Blvd, Suite 900, Attn: Compliance, Los Angeles, CA 90017	213-688-8090	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WELLS FARGO SECURITIES, LLC	05/07/12	550 S. Tryon Street, 6th Floor, D1086-060, Charlotte, NC 28202	704-410-1913	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WOLVERINE EXECUTION SERVICES, LLC	05/07/12	175 W. Jackson Blvd., Suite 200, Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider and Trading Floor - Floor Broker	See Previous Column
WOLVERINE TRADING, LLC	05/07/12	175 W. Jackson Blvd., Suite 200, Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor Market Maker	See Previous Column
XR SECURITIES LLC	05/17/21	550 W. Jackson Blvd., Suite 1000, Chicago, IL 60661	312-244-4500	Rule 2040(a) restricts participation on BOX.	Order Floor Provider	See Previous Column



Amendment to:

Exhibit N

Request:
Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Exhibit N is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit N as set forth below.

Response:

The Exchange trades only equity and index options which are listed on other exchanges and cleared by the Options Clearing Corporation ("OCC'). For a description of the criteria used to determine what securities may be traded on the Exchange, please refer to Exchange Rules 5020 - 5030, 6020, and 6090.

As of June 29, 2023 BOX Options Market LLC lists a total of 4,019 classes. The downloadable list of Current BOX Options Classes Listing is continuously available at the following address: https://boxoptions.com/resources/. The Exchange certifies that the information available at the above location is accurate as of its date.